Pajama Factory LLC

CIK: 0002004428
Form: C-TR Termination of Reporting
Date:
In accordance with Rule 202 of Regulation Crowdfunding under the Securities Act of 1933,
Pajama Factory, LLC is filing this Form C-TR to terminate its obligation to file annual reports under Regulation Crowdfunding.

Pajama Factory, LLC qualifies for termination of reporting under Rule 202 (b)(2):

> *The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;*

Authorized Representative:

Mark Winkelman
Executive Director
Pajama Factory, LLC

Signature:

Date:
4/30/2025